Alphabet Inc. Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: Alphabet Inc.

Name of persons relying on exemption: Whistle Stop Capital, LLC, on behalf of Dunkelman Desc TR FBO Zane Behnke (S)

Address of persons relying on exemption: 28 Glenville Road, Greenwich, CT 06831

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

The proponent urges you to vote FOR Proposal 10, the stockholder proposal requesting reporting on the risks to the company associated with concealment clauses, at the Alphabet Annual Meeting of Shareholders on June 1, 2022.

The resolution requests that Alphabet’s Board of Directors prepare a public report assessing the potential risks to the company associated with its use of concealment clauses in the context of harassment, discrimination and other unlawful acts. The report should be prepared at reasonable cost and omit proprietary and personal information.

Concealment clauses are defined in the resolution’s Supporting Statement as any employment or post-employment agreement, such as arbitration, non-disclosure or non-disparagement agreements, that Alphabet asks employees or contractors to sign which would limit their ability to discuss unlawful acts in the workplace, including harassment and discrimination. Such concealment allows unlawful behavior to proliferate unchecked, exposing companies to legal, financial, and reputational risk.

The Proponent filed this proposal because Alphabet’s policies and practices regarding the use of concealment clauses were not publicly available. Alphabet’s policies have now been published as a part of the company’s statement in opposition to the proposal. The company writes:

Google’s employment, severance, and settlement agreements do not prohibit the disclosure of facts underlying claims of harassment or discrimination. Specifically, its employment agreement provides that “nothing in this Agreement limits any right I may have to discuss terms, wages, and working conditions of employment, as protected by applicable law.” In addition, its severance and settlement agreements provide that “consistent with applicable law, nothing in this Agreement prevents you from disclosing the facts or circumstances underlying your claim or action for sexual assault, sexual harassment, workplace harassment or discrimination, the failure to prevent workplace harassment or discrimination, or retaliation for reporting or opposing harassment or discrimination”.

The Proponents agree that the strength of this policy significantly reduces concerns about the company’s use of concealment clauses. Unfortunately, Alphabet was unwilling to commit to the Proponents the publication of this information in any forum beyond the statement of opposition in the proxy statement. As such, in order to ensure that Alphabet’s policies would be shared with investors and other stakeholders, the Proponent felt it necessary that the resolution remain on the proxy ballot.

This noted, it is important that investors and other stakeholders be aware that Alphabet’s statement in opposition does not clearly address the following:

●	If the policy applies only to Google employees and not to Alphabet’s contractors, who reportedly may account for about half of the company’s total workforce.
●	If the policy does not apply to employees of Alphabet’s non-Google units, at least one of which has been the subject of recent concerning reports regarding “confidentiality” requirements.

Clarification regarding these questions, and publication of its policy on this important matter remains needed from Alphabet. The importance of these issues is further detailed below.

Role of Contractors at Alphabet

Alphabet’s business model seems to depend on large numbers of contractors. By some estimates, Google has more contract workers than employees. According to a 2020 New York Times report, Google employs more than 130,000 contractors and temp workers, “a shadow work force that outnumbers its 123,000 full-time employees.” These temps and contractors often do not have the same workplace protections, even though they work alongside full time employees, according to the Times.1

Alphabet’s Opposition Statement does not acknowledge, discuss or mention the use of concealment clauses in contractor agreements. The supporting statement of the Proposal defines concealment clauses “as any employment or post-employment agreement, such as arbitration, non-disclosure or non-disparagement agreements, that Alphabet asks employees or contractors to sign which would limit their ability to discuss unlawful acts in the workplace, including harassment and discrimination.”

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1 https://www.nytimes.com/2020/05/29/technology/google-rescinds-job-offers-to-contract-workers.html

It is important to note that risks associated with poor workplace conditions are not confined to the employee population; the treatment of contractors and other contingent or temporary workers must also be seriously considered. In October 2021, a jury awarded $137 million–later reduced by a judge to $15 million–to a contractor for Tesla who alleged racial harassment by the company.2

Information about the status and treatment of contract workers is valuable to investors. In February 2022, U.S. Senators Mark Warner of Virginia and Sherrod Brown of Ohio wrote to SEC Chairman Gary Gensler urging the Commission to require U.S. public companies to note if they use subcontracting workers as part of their “material workforce.” The Senators wrote:3

It is clear that investors need more information to understand how companies treat people, the most critical asset of any company. We agree that investors need disclosures that include quantifiable and comparable datasets that clearly articulate a company’s human capital management, such as metrics on turnover, skills and development training, compensation, benefits, workforce demographic, and health and safety… That picture would be wholly incomplete, however, if companies are not required to disclose information about the number of independent contractors they use on a regular basis and the entire workforce that is material to their business strategy.

Policies and practices at non-Google business units

Alphabet has a number of non-Google business units which operate independently of Google. Alphabet’s failure to prevent the use of concealment practices beyond Google limits the ability of many workers to discuss unlawful acts in the workplace, including harassment and discrimination. That failure can also have serious real world consequences.

In March 2022, for example, the Financial Times reported that a former employee of Alphabet’s DeepMind unit accused the artificial intelligence group’s leadership of mishandling multiple allegations of sexual misconduct and harassment. The report said that a female member of staff claimed in December 2019 that a senior researcher at the London-based group “had sexually assaulted her twice, threatened suicide and alluded to previous instances of rape, among other concerning behaviour.”

The Financial Times said: “Julia was told that she would face ‘disciplinary’ action if she revealed details of her claims to anyone within the company, including her manager, and was told not to enter the researcher’s building for her own safety. However, Julia’s manager, who was only partially privy to the complaint, repeatedly pushed her to attend meetings in the building in which her harasser was based.” The Financial Times continued: The company added that it ‘regrets’ Julia was initially provided with ‘incorrect guidance around breaking confidentiality’”.

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2 https://edition.cnn.com/2021/10/05/business/tesla-racial-harassment-jury-verdict/index.html; https://www.cnbc.com/2021/10/05/tesla-must-pay-137-million-to-ex-worker-over-hostile-work-environment-racism.html

3 https://www.warner.senate.gov/public/index.cfm/2022/2/warner-brown-call-on-sec-to-update-human-capital-disclosures-so-that-companies-report-the-number-of-employees-who-are-not-full-time-workers

Failures such as this undermine the confidence investors can have in Alphabet’s claims of a fair and equitable workplace. It highlights the need for clear and consistent communication across Alphabet about its policies and practices as they relate to the use of concealment clauses.

Summary

Alphabet’s decision to publicize an affirmation of employees’ rights to discuss unlawful discrimination and harassment in the workplace represents a valuable step towards transparency and accountability. Nonetheless, critical gaps in the policy’s protections remain.

For questions regarding Proposal 10, please contact Meredith Benton, Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; neither Dunkelman Desc TR FBO Zane Behnke (S) nor Whistle Stop Capital is able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions in Alphabet’s proxy statement.